[SAIC Letterhead]

July 25, 2006

Via Facsimile & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jennifer R. Hardy

Re:	SAIC, Inc. Registration Statement on Form S-4 (File No. 333-128022) Post-Effective Amendment No. 3

Ladies and Gentlemen:

On behalf of SAIC, Inc., a Delaware corporation (“SAIC”), I hereby acknowledge the following with respect to the above-referenced Post-Effective Amendment to SAIC’s Registration Statement on Form S-4 (the “Registration Statement”):

•	Should the Commission or the Staff, acting by delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing.

•	The action of the Commission or the Staff, acting by delegated authority, in declaring the Registration Statement effective does not relieve SAIC and Science Applications International Corporation (“Old SAIC”) from their full responsibility for the adequacy and accuracy of the Registration Statement’s disclosure.

•	SAIC and Old SAIC may not assert the Staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the U.S. federal securities laws.

Sincerely,

Douglas E. Scott

Senior Vice President, General Counsel and

Secretary

cc:	Edward M. Kelly, SEC